Beauty Right Back Corp (the “Company”) a New York

Corporation

Financial Statements

For the period of Inception (February 11, 2025) - December 31, 2025

Beauty Right Back Corp
Statement of Cash Flows
January-December, 2025

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-516,669.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Rho Card BeautyRightBack Corp - 1	955.06
Stripe Clearing	0.00
Stripe Reserve	-118,396.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$117,441.16**
Net cash provided by operating activities	**-$634,110.92**
FINANCING ACTIVITIES	
SAFE	1,469,999.43
Net cash provided by financing activities	**$1,469,999.43**
NET CASH INCREASE FOR PERIOD	**$835,888.51**
Cash at beginning of period	**#NAME?**
CASH AT END OF PERIOD	**$835,888.51**

Monday, November 02, 2026 08:37 PM GMT+05:30

Beauty Right Back Corp
Profit and Loss
January-December, 2025

	Total
Income	
Refunds	-51,059.58
Sales	737,015.49
Total Income	**$685,955.91**
Cost of Goods Sold	
Cost of goods sold	
Hosting Fees - COGS	16,491.90
Stripe Fees	20,578.03
Supplies & materials - COGS	508.16
Total for Cost of goods sold	**$37,578.09**
Cost of Services - COGS	417,949.03
Total Cost of Goods Sold	**$455,527.12**
Gross Profit	**$230,428.79**
Expenses	
Advertising & marketing	13,559.82
Social media	43,925.25
Website ads	1,666.10
Total for Advertising & marketing	**$59,151.17**
Business licenses	445.50
Consultants	38,266.00
Contract labor	272,536.66
Employee benefits	
Workers' compensation insurance	338.10
Total for Employee benefits	**$338.10**
Entertainment	57.98
General business expenses	
Bank fees & service charges	90.00
Continuing education	199.95
Memberships & subscriptions	957.18
Total for General business expenses	**$1,247.13**
Insurance	51.61
Legal & accounting services	
Accounting fees	280.00
Legal Fees	171,650.08
Total for Legal & accounting services	**$171,930.08**
Meals	10,605.05
Office expenses	
Shipping & postage	94.83
Software & apps	32,344.89
Total for Office expenses	**$32,439.72**
Payroll expenses	
Salaries & wages	139,333.32
Total for Payroll expenses	**$139,333.32**
Payroll Fees	1,105.31
Rent	
Building & land rent	31,331.35
Total for Rent	**$31,331.35**
Supplies	
Supplies & materials	1,876.48
Total for Supplies	**$1,876.48**
Taxes paid	725.00
Payroll taxes	12,397.06
Total for Taxes paid	**$13,122.06**
Travel	
Airfare	1,461.63
Hotels	294.19
Taxis or shared rides	3,386.01
Total for Travel	**$5,141.83**
Utilities	597.05
Phone service	356.12
Total for Utilities	**$953.17**
Total Expenses	**$779,932.52**
Net Operating Income	**-$549,503.73**
Other Income	
Credit card rewards	3,377.03
Dividends received	29,450.28
Interest earned	89.01
Total Other Income	**$32,916.32**
Other Expenses	
Vehicle expenses	
Parking & tolls	40.00
Vehicle gas & fuel	42.35
Total for Vehicle expenses	**$82.35**
Total Other Expenses	**$82.35**
Net Other Income	**$32,833.97**
Net Income	**-$516,669.76**

Beauty Right Back Corp
Balance Sheet
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Cash (Checking) 1	0.02
Cash (Checking) 2 (3625) - 1	17,349.20
Rho Treasury	818,539.29
Total Bank Accounts	**$835,888.51**
Other Current Assets	
Stripe Clearing	$0.00
Stripe Reserve	118,396.22
Total Other Current Assets	**$118,396.22**
Total Current Assets	**$954,284.73**
Total Assets	**$954,284.73**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Rho Card BeautyRightBack Corp - 1	955.06
Total Credit Cards	**$955.06**
Total Current Liabilities	**$955.06**
Total Liabilities	**$955.06**
Equity	
SAFE	1,469,999.43
Retained Earnings	
Net Income	-516,669.76
Total Equity	**$953,329.67**
Total Liabilities and Equity	**$954,284.73**

Accrual Basis Friday, October 30, 2026 10:58 PM GMT+05:30

Beauty Right Back Corp

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2025

(Amounts in U.S. Dollars)

Accounts	2025
Opening balance of stockholders' equity, January 1, 2025	**$0.00**
Net income (loss)	(516,669.76)
Issuance of common stock	–
Issuance of preferred stock	–
Proceeds from SAFE (Simple Agreement for Future Equity)	1,469,999.43
Repurchase of stock (treasury stock)	–
Dividends declared	–
Other comprehensive income (loss)	–
Stock-based compensation	–
Other adjustments (retained earnings / APIC)	–
Net change in stockholders' equity	**953,329.67**
Closing balance of stockholders' equity, December 31, 2025	**$953,329.67**

Composition of Stockholders' Equity

Component	December 31, 2025
SAFE	$1,469,999.43
Retained earnings (accumulated deficit)	(516,669.76)
Total stockholders' equity	**$953,329.67**

Beauty Right Back Corp
Notes to the Financial Statements
From Inception (February 11, 2025) - December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Beauty Right Back Corp (the "Company") is a Corporation organized on February 11, 2025 under the laws of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.